Exhibit 4(h)

SUPPLEMENTAL INDENTURE, dated as of January 30, 2004 (this “Supplemental Indenture”), among United Rentals (North America), Inc., a Delaware corporation (the “Company”), United Rentals, Inc. and the subsidiaries of the Company that are guarantors under the Indenture referred to below (collectively, the “Guarantors”), and The Bank of New York, as trustee under the Indenture (the “Trustee”).

W I T N E S S E T H

WHEREAS, the Company has heretofore executed and delivered to the Trustee an indenture, dated as of December 24, 2002 (the “Indenture”), among the Company, the Guarantors and the Trustee, pursuant to which the Company issued an aggregate principal amount of $210,000,000 of its 10 3/4% Senior Notes due 2008 (the “Notes”);

WHEREAS, Section 9.02 of the Indenture provides, among other things, that the Company, the Guarantors and the Trustee may amend the Indenture and the Notes (including, without limitation, to eliminate provisions thereof) with the written consent of the holders of at least a majority in aggregate principal amount of the then outstanding Notes (the “Requisite Holders”);

WHEREAS, the Company desires to execute and deliver an amendment to the Indenture for the purposes of eliminating and amending certain of the principal restrictive covenants and certain other provisions contained in the Indenture and the Notes;

WHEREAS, the Company has caused to be delivered to the Holders of the Notes an Offer to Purchase and Consent Solicitation Statement, dated January 16, 2004 (as the same may be amended from time to time, the “Statement”) and the related Consent and Letter of Transmittal, pursuant to which the Company has (i) offered to purchase for cash any and all of the outstanding Notes (such offer on the terms set forth in the Statement and such Consent and Letter of Transmittal, the “Offer”) and (ii) solicited consents to the adoption of amendments to the Indenture, as set forth in Section 2 hereof (the “Amendments”), and

WHEREAS, the Company has received the written consents of the Requisite Holders to the Amendments;

WHEREAS, the execution and delivery of this Supplemental Indenture has been duly authorized and all conditions and requirements necessary to make this Supplemental Indenture a valid and binding agreement have been duly performed and complied with; and

WHEREAS, pursuant to Article IX of the Indenture, the Trustee is authorized to execute and deliver this Supplemental Indenture.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company, the Guarantors and the Trustee agree as follows:

1. Capitalized Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2. Amendment of Certain Provisions of the Indenture. The Indenture is hereby amended to provide that, effective upon the Operative Time (as defined in Section 3 of this Supplemental Indenture):

(a) ARTICLE X. The text of the following sections of Article X of the Indenture and any corresponding provisions in the Notes are hereby deleted in their entirety and replaced with “[Intentionally Omitted]” and all references made thereto throughout the Indenture and the Notes are hereby deleted in their entirety: Sections 10.05, 10.06, 10.07, 10.08, 10.09, 10.10, 10.11, 10.12, 10.15, 10.16, 10.17 and 10.18.

(b) ARTICLE VIII. The text of the following provisions of Article VIII of the Indenture and any corresponding provisions in the Notes are hereby deleted in their entirety and replaced with “[Intentionally Omitted]” and all references made thereto throughout the Indenture and the Notes are hereby deleted in their entirety: clauses (2) and (3) of Section 8.01, the last sentence of Section 8.01, and the last paragraph of Section 8.02.

(c) SECTION 5.01. The text of the following provisions of Section 5.01 of the Indenture and any corresponding provisions in the Notes are hereby deleted in their entirety and replaced with “[Intentionally Omitted]” and all references made thereto throughout the Indenture and the Notes are hereby deleted in their entirety: clauses (5) and (6) of Section 5.01.

(d) DEFINITIONS. Terms defined in the Indenture shall be deemed deleted when reference to such definitions would be eliminated as a result of the Amendments.

3. Operative Time. Notwithstanding the execution of this Supplemental Indenture on the date hereof, the Amendments shall not amend the Indenture and become operative unless and until the Company accepts for purchase all of the outstanding Notes validly tendered for purchase pursuant to the Offer and a majority in principal amount of the outstanding Notes tendered as of the date hereof have not been withdrawn (the date and the time of such acceptance being referred to herein as the “Operative Time”). At the Operative Time, the Amendments shall be deemed fully operative without any further notice or action on the part of the Company, the Trustee, Holder or any other Person. In the event that the Holders of a majority of the outstanding Notes have withdrawn their written consents to this Supplemental Indenture as provided in the Offer or the Offer is terminated or withdrawn, or any condition of the Offer and the consent solicitation is not satisfied or waived by the Company, this Supplemental Indenture shall be null and void.

4. Miscellaneous.

(a) Indenture Ratified. Except as otherwise provided herein, the Indenture is in all respects ratified and confirmed.

(b) Counterparts. This Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument.

(c) Trustee Not Responsible. The recitals contained herein shall be taken as the statements of the Company and the Trustee assumes no responsibility for their correctness.

(d) Governing Law. This Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflicts of laws principles thereof.

(e) Trust Indenture Act Controls. If any provision of this Supplemental Indenture limits, qualifies or conflicts with another provision which is required to be included in this Supplemental Indenture by the Trust Indenture Act of 1939, as amended, the required provision shall control.

(f) Severability. In case any provisions in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written.

UNITED RENTALS (NORTH AMERICA), INC.

By:

Name: John N. Milne Title: President

UNITED RENTALS, INC.

By:

Name: John N. Milne Title: President

EACH OF THE GUARANTORS LISTED ON SCHEDULE A HERETO THAT IS A CORPORATION,

By:

Name: John N. Milne Title: President

EACH OF THE GUARANTORS LISTED ON SCHEDULE A HERETO THAT IS A LIMITED PARTNERSHIP, BY UNITED RENTALS (NORTH AMERICA), INC., ITS GENERAL PARTNER

By:

Name: John N. Milne Title: President

EACH OF THE GUARANTORS LISTED ON SCHEDULE A HERETO THAT IS A LIMITED LIABILITY COMPANY, BY UNITED RENTALS (NORTH AMERICA), INC., ITS MANAGING MEMBER

By:

Name: John N. Milne Title: President

THE BANK OF NEW YORK, as Trustee

By:

Name: Title:

SCHEDULE A

Guarantor	Place of Formation

United Rentals (Delaware), Inc.	Delaware

United Rentals Gulf, Inc.	Delaware

United Equipment Rentals Gulf, L.P.	Texas

United Rentals Highway Technologies, Inc.	Massachusetts

United Rentals Highway Technologies Gulf, Inc.	Delaware

United Rentals Highway Technologies, L.P.	Texas

United Rentals Northwest, Inc.	Oregon

United Rentals Southeast Holding LLC	Georgia

United Rentals Southeast, Inc.	Delaware

United Rentals Southeast, L.P.	Georgia

Wynne Systems, Inc.	California